RESULTS OF SHAREHOLDER MEETING
PHOENIX INSIGHT FUNDS TRUST
May 13, 2008
(Unaudited)


At a special meeting of shareholders of Phoenix Insight Bond Fund, a series of Phoenix Insight Funds Trust, held on May 13, 2008, shareholders voted on the following proposal:

To approve an Agreement and Plan of
Reorganization to merge Phoenix Insight
Bond Fund, a series of Phoenix
Insight Funds Trust into Phoenix
Bond Fund, a series of Phoenix
Opportunities Trust

Number of Eligible Shares Voted:

                 For           Against              Abstain
             13,367,166         3.00                   0